SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K


(Mark One):
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the fiscal year ended NOVEMBER 30, 1999

                       Commission file number: 1-6018

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Retirement Savings Plan for Employees of
                           Tokheim Corporation and Subsidiaries

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tokheim Corporation
                           10501 Corporate Drive
                         Fort Wayne, Indiana 46845
                               (219) 470-4600

                                 SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Retirement Savings Plan for the Employees of Tokheim Corporation and Subsidiaries


Date:  June 5, 2001                 By: /S/  ROBERT L. MACDONALD
                                       -------------------------
                                      Robert L. Macdonald
                                      Executive Vice President, Finance and
                                      Chief Financial Officer







RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION
AND SUBSIDIARIES
Financial Statements
for the years ended November 30, 1999 and 1998





RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
Contents
------------------------------------------------------------------------------

Report of Independent Accountants............................................1

Financial Statements

Statement of Net Assets Available for Benefits as of
November 30, 1999 and 1998...................................................2

Statement of Changes in Net Assets Available for Benefits for the years ended November 30, 1999 and 1998.............................................3

Notes to Financial Statements.............................................4-10


Supplemental Schedules*

Item 27a - Schedule of Assets Held for Investment Purposes as of
November 30, 1999 .......................................................11-12

Item 27d - Schedule of Reportable Transactions for the year ended
November 30, 1999........................................................13-15


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.





                      Report of Independent Accountants


To the Participants and Employee Benefits Committee of
The Retirement Savings Plan
for Employees of Tokheim Corporation and Subsidiaries:


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the "Plan") at November 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
June 19, 2000, except for Notes 1, 4, and 5 for which the date is October 20, 2000
Indianapolis, Indiana






RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of November 30, 1999 and 1998
------------------------------------------------------------------------------

                                                1999                   1998
                                                 ----                   ----

                    Assets

Cash                                                $ 29            $ 232,714
Investments                                   48,707,703           45,500,799
Receivables:
    Employer contributions                       394,775              238,325
    Participant contributions                    305,887              255,796
                                            ------------         -------------

    Total assets                              49,408,394           46,227,634
                                            ------------         -------------

                 Liabilities

Note payable                                   4,350,926            6,986,983
                                            ------------         -------------

Net assets available for benefits            $45,057,468         $  39,240,651
                                            ============         =============


  The accompanying notes are an integral part of the financial statements.


                                     2







RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended November 30, 1999 and 1998
--------------------------------------------------------------------------------------------

                                                                 1999               1998
                                                            --------------      -------------
Additions:
  Employer contributions                                      $ 3,169,640        $ 2,383,062
  Participant contributions                                     3,605,409          2,946,286
  Transfers from other plans                                      392,868            226,654
  Net appreciation in fair value of investments                   294,930            745,992
  Dividend income                                               1,910,431          1,662,723
  Interest income                                                 528,724            599,079
                                                            --------------      -------------

  Total additions                                               9,902,002          8,563,796
                                                            --------------      -------------

Deductions:
  Withdrawal and termination distributions                      3,738,415          3,155,462
  Interest expense                                                346,770            510,550
                                                            --------------      -------------

  Total deductions                                              4,085,185          3,666,012
                                                            --------------      -------------

Net increase                                                    5,816,817          4,897,784

Net assets available for benefits, beginning of year           39,240,651         34,342,867
                                                            --------------      -------------

Net assets available for benefits, end of year               $ 45,057,468       $ 39,240,651
                                                            ==============      =============


  The accompanying notes are an integral part of the financial statement

                                     3





RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
---------------------------------------------------------------------------

1.   SUBSEQUENT EVENT - PLAN OF REORGANIZATION

On August 28, 2000, Tokheim Corporation (the Company), the Plan sponsor, filed a Joint Prepackaged Plan of Reorganization (the "Plan of Reorganization") for the Company and its U.S. subsidiaries pursuant to Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the District of Delaware. The Bankruptcy Court confirmed the Company's Plan on October 4, 2000 and the Company emerged from bankruptcy as of October 20, 2000, the effective date of the Plan.

The Plan of Reorganization provided that, among other things:

o the Company's approximately 12,700,500 shares of outstanding common stock (at November 30, 1999) were cancelled and existing holders of common stock received Series C "out of the money" warrants with a six year term giving them the right to acquire an aggregate of 549,451 shares of the new common stock of the reorganized Company at an exercise price of approximately $49.46 per share; (each Series C Warrant entitles the holder to purchase approximately 0.04327 of a share of new common stock at a price of $2.14, thereby requiring a holder to exercise approximately 23.111 Series C Warrants at an aggregate exercise price of approximately $49.46 to purchase one share of new common stock.)

o in exchange for their Notes, the holders of $190.4 million of senior subordinated notes and certain other unsecured creditors received 4,410,000 shares of New Common Stock representing 88% of the equity value of the reorganized Company, subject to dilution for warrants to existing shareholders and management options;

o in exchange for their Notes, the holders of $49.2 million of junior subordinated notes received 90,000 shares of New Common Stock representing 2% of the equity value of the reorganized Company, subject to dilution for warrants to existing shareholders and management options and Series B Warrants giving them the right to acquire an aggregate of 555,556 shares of New Common Stock of the reorganized Company at an exercise price of $30.00 per share;

o the Company's employees' rights to receive cash redemption of preferred stock held by the Retirement Savings Plan were preserved.

The Plan also provided that the conversion rate of preferred stock to common stock of one-for-one (or $25 for $25 equivalent value) that existed at November 30, 1999, was changed to reflect the conversion of the old common stock into Series C Warrants. As a result, the conversion rate of preferred stock to common stock became one share of preferred stock to approximately 0.04327 shares of common stock (approximately the equivalent of what could be purchased with one Series C Warrant). Therefore, the value of a share of new common stock would have to exceed approximately $577.79 per share before the value of approximately 0.04327 shares of new common stock exceeds $25.

The Plan also provided that the Company's existing bank credit agreement was restructured to comprise a four year, eleven month senior term facility of $137.2 million and a four year, eleven month special facility of $100 million on which interest will be accrued but not paid until at least November 30, 2002; (ii) the Company's bank group provided, in addition to the $237.2 million facilities detailed above, a debtor-in-possession financing (the "DIP Financing") facility with available borrowings of $47.8 million which was converted into a revolving credit facility upon the Company's emergence from the reorganization; (iii) members of the bank group received warrants with a five year term to purchase 678,334 shares of new common stock at an exercise price of $0.01 per share and Series A Preferred Stock with a total liquidation preference of $0.1 million, quarterly dividends at the rate of 16% per annum, and the right to elect two directors to the Company's Board of Directors (and to elect a majority of the directors upon certain defaults under the Credit Agreement).

See Note 5 for information related to the note payable by the Plan under the Loan and Guarantee Agreement and the effect of the plan of reorganization on this liability.

2.   DESCRIPTION OF PLAN

     The following description of the Tokheim Corporation and Subsidiaries Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General
     -------
     The Plan is a defined contribution plan covering certain full-time employees of the Company who work in the United States, are age twenty-one or older, and have at least six months of service with the Company.

     Participant Contributions
     -------------------------
     Participants may elect to contribute up to 14% of their eligible compensation to the Plan (in increments of 1%) in any one or more of the available investment funds. Contributions are made to the Plan as each payroll is processed and are allocated to each participant's pre-tax or after-tax contribution account as of the end of each quarter. Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, plan earnings, and forfeitures of terminated participants' non-vested accounts.

     Company Contributions
     ---------------------
     The Plan provides a retirement contribution of 2.5% of compensation to UAW union participants in the Plan and 1.5% of compensation to non-union participants. The Plan also provides for a matching contribution with a minimum of 67% of the first 6% of employee pre-tax contributions that can increase to 150% of the first 6% of employee contributions, depending on the performance (as defined by the Plan) of the Company.

     The Plan Agreement provides certain limitations on the amount of annual additions that can be made to participant accounts and the amount of Company contributions in any Plan year. Participants should refer to the Plan Agreement for a more complete description of limitations on contributions.

     Vesting
     -------
     Participants are fully vested at all times and have a non-forfeitable interest in their contributions and the Company matching contributions. Participants must complete five years of service to be vested in the ESOP Base Allocation Account, which holds the shares allocated to participants as payments are made on the ESOP note payable.

     Forfeitures
     -----------
     Any participant who terminates employment with the Company prior to attainment of the five year vesting period for the ESOP Base Allocation, and does not return within that period, will forfeit their Company base allocation related to the ESOP. Forfeited amounts are reallocated to participant accounts in the same manner as employer contributions and do not reduce employer contributions to the Plan. At November 30, 1999 and 1998, forfeited, non-vested accounts totaled $61,448 and $85,865, respectively.

     Payment of Benefits
     -------------------
     Upon termination of service by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive their vested interest in their account. Distributions are made in a lump sum as soon as practicable after termination of employment.

     The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

     Participant Loans
     -----------------
     Participants may borrow from the non-ESOP portion of the Plan a minimum of $1,000, up to a maximum of $50,000 or 50% of the value of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8% to 10%, which are commensurate with local prevailing rates, as determined by the Plan Administrator.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     -------------------
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition
     -------------------------------------------
     Investments in mutual funds are stated at fair value or estimated fair market value, as determined by the last reported sales price or the latest bid price if no sale, or as determined by the Trustee of such funds, respectively. Investments in common stock are stated at fair value using published market quotations. Investments in guaranteed investment contracts are carried at contract value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income from securities is recorded as earned on an accrual basis.

     The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Administrative Expenses
     -----------------------
     Costs incurred in administering the Plan are borne by the Company.

     Use of Estimates
     ----------------
     The preparation of the Plan's financial statements, in conformity with generally accepted accounting principles, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks, Uncertainties and Investment Concentrations
     --------------------------------------------------
     The Plan provides for various investment options in any combination of stocks, mutual funds and portfolios investing in stocks, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of changes in net assets available for benefits. Approximately 44% and 45% of Plan investments were concentrated in Tokheim Corporation Common and Preferred Stock at November 30, 1999 and 1998, respectively.

4.   TOKHEIM CORPORATION CONVERTIBLE PREFERRED STOCK

     In 1989, the Plan Trust borrowed $24,000,000 to purchase 960,000 shares of Tokheim Corporation Convertible Preferred Stock, which was priced at an initial liquidation value of $25 per share. The dividend rate of the shares is 7.75%. During 1999, 80,577 shares were allocated to participants at a value of $2,014,425. In prior years, an aggregate of 757,993 shares were allocated to participants at a cumulative value of $18,949,825. At November 30, 1999, 121,430 shares remain unencumbered. Approximately 8% of the total amount of shares will be allocated to participants annually in future years.

     Prior to the Company's reorganization each share of preferred stock was convertible to one share of common stock. Subsequent to the cancellation of the Company's common stock each share became convertible to one Series C warrant (see Note 1). The preferred stock is held only by the Trustee of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive Series C warrants or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal, pursuant to Section 3(18) of the Employee Retirement Income Security Act of 1974 (ERISA) and regulations thereunder. The value was determined to be $25 per share at November 30, 1999. The last day of each Plan year is designated to be the ESOP valuation date. The preferred shares are redeemable at the option of the Company at a price of $25 per share.

5.   NOTE PAYABLE

     The Plan Trust borrowed $24,000,000 in 1989 at a variable interest rate payable through 2001. The outstanding principal balance at November 30, 1999 and 1998 was $4,350,926 and $6,986,983,
     respectively. The note bears interest at a LIBOR rate plus an applicable margin, which approximated 8.5% and 7.5% at November 30, 1999 and 1998, respectively. Quarterly principal payments range from $640,000 to $760,000 and are payable on the last day of each quarter.

     The Company has guaranteed the above borrowing. Aggregate scheduled maturities of the note payable during each of the next two years approximate $2,845,000 and $1,506,000, respectively.

     In connection with the Company's plan of reorganization in fiscal 2000, the Company became the holder of the note payable under the Loan and Guarantee Agreement effective October 20, 2000 (see Note 1). The Company is now directly liable to the lenders under its Bank Credit Agreement for all obligations under the Loan and Guarantee Agreement and the Plan is obligated to the Company. No other changes were made to the terms and conditions of the Loan and Guarantee Agreement.

6.   TAX STATUS

     The Company received a tax determination letter from the United States Treasury Department dated February 4, 1994, indicating the Plan is qualified and the related trust established under the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code
     (IRC) and is therefore exempt from federal income taxes pursuant to IRC Section 501(a).

     Although the Plan has been amended subsequent to the receipt of the latest tax determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to provisions set forth in ERISA. Upon termination of the Plan, participants will become fully vested in their benefits for which they were not previously vested (ESOP Base Allocation Account which requires five years of service) and entitled to a distribution from the Plan.

8.   INVESTMENTS

     The following Plan investments represent 5% or more of the Plan's net assets at November 30:



                                                                    1999                   1998
                                                                -------------         --------------

     Tokheim Corporation Convertible Preferred Stock*           $  19,403,172          $ 18,878,275

     Fidelity Growth & Income Fund                                 13,553,337            13,434,871

     Fidelity Stable Value Fund                                     3,113,848                -

     Fidelity Balanced Fund                                         3,068,285             2,832,363

     Guaranteed Investment Contracts:
       Jackson National Life Group Pension:
         7.10% due April 30, 2000 and 2001                          3,581,659             3,344,219

    *Nonparticipant-directed



     The net appreciation (depreciation) in fair value of the Plan's investments for the years ended November 30 was as follows:


                                                                    1999                   1998
                                                                -------------          -------------

     Common Stock                                              $  (1,172,626)          $ (1,930,824)
     Mutual Funds                                                  1,467,556              2,676,816
                                                                -------------          -------------

                                                               $     294,930           $   745,992
                                                                =============          =============



     Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows for the years ended November 30:


                                                                      1999                 1998
                                                                 -------------       --------------

     Tokheim Corporation Convertible Preferred Stock,
         beginning of year                                       $ 18,878,275        $ 19,078,025
           Employer contributions                                   3,169,640           2,383,062
           Dividends                                                1,514,771           1,483,724
           Payments on note payable                                (2,636,057)         (2,442,486)
           Interest expense                                          (346,770)           (510,550)
           Withdrawal and termination distributions                (1,064,487)           (885,754)
           Transfers to participant-directed investments             (112,200)           (227,746)
                                                                 -------------       --------------
     Tokheim Corporation Convertible Preferred Stock,
         end of year                                             $ 19,403,172        $ 18,878,275
                                                                 ============        ============




9.   RECONCILIATION TO FORM 5500

     As of November 30, 1999 and 1998, $1,032,304 and $246,502,
     respectively were included in the accounts of participants who had elected to withdraw from participation in the Plan, but for which disbursement had not yet been made. Form 5500 requires these amounts to be shown differently from the financial statements of the Plan, as follows:


                                                                       1999                  1998
                                                                   -------------          ------------
     Net assets available for benefits
         as stated in financial statements                          $ 45,057,468          $ 39,240,651
     Less:  benefits payable                                           1,032,304               246,502
                                                                   -------------          ------------

     Net assets available for benefits per Form 5500                $ 44,025,164          $ 38,994,149
                                                                   =============          ============

     Benefits paid to participants
         as stated in financial statements                         $   3,738,415         $   3,155,462
     Add:  Amounts allocated to withdrawing participants
               at November 30, 1999 and 1998, respectively             1,032,304               246,502
     Less:  Amounts allocated to withdrawing participants
               at November 30, 1998 and 1997, respectively              (246,502)             (364,562)
                                                                   --------------         -------------

     Benefits paid to participants per Form 5500                   $   4,524,217         $   3,037,402
                                                                   =============         =============







RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of November 30, 1999
----------------------------------------------------------------------------------------------------------------------


                                                                  Shares or
                                                                  Principal                                 Fair
         Description                                                Amount               Cost               Value
----------------------------------------------------           -----------------   ----------------    --------------
Insurance Contract Fund
     Protective Life Insurance Company
        Guaranteed Investment Contracts 5.96% due
        July 31, 2001                                              1,325,120           $ 1,325,120       $ 1,325,120

     Jackson National Life Group Pension
        Guaranteed Investment Contracts 7.10% due
        April 30, 2000 and 2001                                    3,581,659             3,581,659         3,581,659

     Collective Short Term Investment Fund                           332,600               332,600           332,600
                                                                                  -----------------    --------------

           Subtotal                                                                      5,239,379         5,239,379
                                                                                  -----------------    --------------

Equity Growth Fund
     Fidelity Advisor Equity Growth Fund                               7,075               457,486           494,865
                                                                                  -----------------    --------------

Loan Fund
     Loans to Participants, 9.0% to 10.0% due
     January 7, 2000 through March 15, 2024                        1,300,291             1,300,291         1,300,291
                                                                                  -----------------    --------------

Unitized Stock Fund
     Tokheim Corporation Common Stock                                463,266             2,190,906         1,476,660
     Collective Short Term Investment Fund                           150,930               150,930           150,930
                                                                                  -----------------    --------------

           Subtotal                                                                      2,341,836         1,627,590
                                                                                  -----------------    --------------

Stable Value Fund
     Bank of New York Hamilton Money Fund Premier                        558                   558               558
     Fidelity Advisor Stable Value Fund                            3,113,848             3,113,848         3,113,848
                                                                                  -----------------    --------------
            Subtotal                                                                   $ 3,114,406       $ 3,114,406
                                                                                  -----------------    --------------




RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
As of November 30, 1999
--------------------------------------------------------------------------------------------------------------------------------

                                                                        Shares or
                                                                        Principal                                     Fair
   Description                                                           Amount                 Cost                 Value
----------------------------------------------------------           --------------     -----------------     -----------------

Balanced Fund
     Fidelity Advisor Balanced Fund                                      164,343             $ 3,134,838           $ 3,068,285
                                                                                        -----------------     -----------------

Growth and Income Fund
     Fidelity Advisor Growth and Income Fund                             737,797              13,374,824            13,553,337
                                                                                        -----------------     -----------------

Small Cap Fund
     Fidelity Advisor Small Cap Fund                                       7,578                 138,117               149,734
                                                                                        -----------------     -----------------

Intermediate Fund
     Fidelity Advisor Intermediate Bond Fund                                 443                   4,581                 4,557
                                                                                        -----------------     -----------------

Growth Opportunities Fund
     Fidelity Advisor Growth Opportunities Fund                            4,517                 227,447               230,164
                                                                                        -----------------     -----------------

Cash Fund
     Bank of New York Hamilton Money Fund Premier                        161,874                 161,874               161,874
                                                                                        -----------------     -----------------

The Common Stock ESOP
     Tokheim Corporation Common Stock                                    112,561               1,921,989               358,788
     Collective Short Term Investment Fund                                     5                       5                     5
                                                                                        -----------------     -----------------

           Subtotal                                                                            1,921,994               358,793
                                                                                        -----------------     -----------------

The Preferred Stock ESOP
     Tokheim Corporation Convertible Preferred Stock                     776,127              19,403,172            19,403,172
     Collective Short Term Investment Fund                                 1,256                   1,256                 1,256
                                                                                        -----------------     -----------------

           Subtotal                                                                           19,404,428            19,404,428
                                                                                        -----------------     -----------------

                  Total investments                                                         $ 50,821,501          $ 48,707,703
                                                                                        =================     =================




RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended November 30, 1999
----------------------------------------------------------------------------------------------------------------------------------

                                           Description of assets          Purchase         Selling
Identity of party involved                   and transaction               Price            Price
----------------------------------      -----------------------------    -----------      ----------

1.   A single transaction within
     the Plan year in
     excess of 5% of the current
     value of Plan assets

     Fidelity Advisor                    Growth and Income Fund                          $ 14,297,992

     Fidelity Puritan Trust              Balanced Fund                                      3,216,020

     Fidelity Advisor                    Equity Growth Fund             $ 14,338,103

     Fidelity Advisor                    Equity Growth Fund                                14,667,099

     Fidelity Advisor                    Balanced T Fund                   3,235,691

     Collective Short Term
         Investments                     Mutual Fund                       2,169,043

     Collective Short Term
         Investments                     Mutual Fund                                        2,169,043

     Virginia Life                       Life of Virginia
                                           Guaranteed
                                           Insurance Contract                               2,169,043

     Fidelity Advisor                    Stable Value Fund                 2,468,832

     Bank of New York                    Hamilton Money Fund Premier      18,242,382

     Bank of New York                    Hamilton Money Fund Premier       2,606,665

     Bank of New York                    Hamilton Money Fund Premier                       17,555,304

     Bank of New York                    Hamilton Money Fund Premier                        2,468,832

2.   Any series of transactions
     other than transactions with
     respect to securities) with,
     or in conjunction with, the
     same person which amount in
     the aggregate within the Plan
     year to more than 5% of the
     current value of Plan assets

     None



                                                                                          Current value
                                       Description of assets              Cost of          of assets on           Net
     Identity of party involved          and transaction                  asset          transaction data     gain/(loss)
     --------------------------     -----------------------------      -----------      ----------------     ------------

1.   A single transaction within
     the Plan year in
     excess of 5% of the current
     value of Plan assets

     Fidelity Advisor                Growth and Income Fund            $  9,755,851       $ 14,297,992       $ 4,542,141

     Fidelity Puritan Trust          Balanced Fund                        2,676,171          3,216,020           539,849

     Fidelity Advisor                Equity Growth Fund             $    14,338,103         14,338,103

     Fidelity Advisor                Equity Growth Fund                  14,409,997         14,667,099           257,102

     Fidelity Advisor                Balanced T Fund                      3,235,691          3,235,691

     Collective Short Term
         Investments                 Mutual Fund                          2,169,043          2,169,043

     Collective Short Term
         Investments                 Mutual Fund                          2,169,043          2,169,043

     Virginia Life                   Life of Virginia
                                       Guaranteed
                                       Insurance Contract                 2,169,043          2,169,043

     Fidelity Advisor                Stable Value Fund                    2,468,832          2,468,832

     Bank of New York                Hamilton Money Fund Premier         18,242,382         18,242,382

     Bank of New York                Hamilton Money Fund Premier          2,606,665          2,606,665

     Bank of New York                Hamilton Money Fund Premier         17,555,304         17,555,304

     Bank of New York                Hamilton Money Fund Premier          2,468,832          2,468,832

2.   Any series of transactions
     other than transactions with
     respect to securities) with,
     or in conjunction with, the
     same person which amount in
     the aggregate within the Plan
     year to more than 5% of the
     current value of Plan assets

     None







RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
For the year ended November 30, 1999
---------------------------------------------------------------------------------------------------------------------------------


                                           Description of assets           Purchase         Selling
Identity of party involved                   and transaction                Price            Price
----------------------------------      -----------------------------     -----------      ----------



3.  A series of transactions within
    the Plan year with respect to
    securities of the same issue
    which amount in the aggregate to
    more than 5% of the current
    value of Plan assets

    Fidelity Advisor                     Growth and Income Fund
                                         9 purchases                     $    638,167
                                         4 sales                                          $  14,911,475

    Armada                               Money Market Fund
                                         83 purchases                       2,759,904
                                         35 sales                                             3,799,837

    Fidelity Puritan Trust               Balanced Fund
                                         11 purchases                         279,814
                                         5 sales                                              3,340,401

    Collective Short Term                Mutual Fund
       Investmentment                    67 purchases                       4,309,766
                                         43 sales                                             3,824,976

    Fidelity Advisor                     Equity Growth Fund
                                         42 purchases                      14,970,195
                                         12 sales                                            14,766,967

    Fidelity Advisor                     Balanced T Fund
                                         30 purchases                       3,676,376
                                         42 sales                                               524,869

    Fidelity Advisor                     Stable Value Fund
                                         38 purchases                       3,755,241
                                         41 sales                                               641,393

    Bank of New York                     Hamilton Money Fund Premier
                                         57 purchases                      26,958,261
                                         47 sales                                            26,121,042




                                                                                            Current value
                                        Description of assets             Cost of           of assets on             Net
    Identity of party involved            and transaction                  asset           transaction data      gain/(loss)
    --------------------------       -----------------------------       -----------      ----------------       ------------

3.  A series of transactions within
    the Plan year with respect to
    securities of the same issue
    which amount in the aggregate to
    more than 5% of the current
    value of Plan assets

    Fidelity Advisor                 Growth and Income Fund               $   638,167         $  638,167
                                     9 purchases                           10,184,628          14,911,475         $  4,726,847
                                     4 sales

    Armada                           Money Market Fund                      2,759,904           2,759,904
                                     83 purchases                           3,799,837           3,799,837
                                     35 sales

    Fidelity Puritan Trust           Balanced Fund                            279,814             279,814
                                     11 purchases                           2,786,844           3,340,401              553,557
                                     5 sales

    Collective Short Term            Mutual Fund                            4,309,766           4,309,766
       Investmentment                67 purchases                           3,824,976           3,824,976
                                     43 sales

    Fidelity Advisor                 Equity Growth Fund                    14,970,195          14,970,195
                                     42 purchases                          14,512,709          14,766,967              254,258
                                     12 sales

    Fidelity Advisor                 Balanced T Fund                        3,676,376           3,676,376
                                     30 purchases                             541,538             524,869              (16,669)
                                     42 sales

    Fidelity Advisor                 Stable Value Fund                      3,755,241           3,755,241
                                     38 purchases                             641,393             641,393
                                     41 sales

    Bank of New York                 Hamilton Money Fund Premier           26,958,261          26,958,261
                                     57 purchases                          26,121,042          26,121,042
                                     47 sales







RETIREMENT SAVINGS PLAN
FOR EMPLOYEES OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
For the year ended November 30, 1999
---------------------------------------------------------------------------------------------------------------------------------


                                           Description of assets           Purchase         Selling
Identity of party involved                   and transaction                Price            Price
----------------------------------      -----------------------------     -----------      ----------

 Fidelity Advisor                       Growth and Income Fund
                                        25 purchases                     1,301,442
                                        45 sales                                           2,437,129





                                                                                              Current value
                                           Description of assets              Cost of          of assets on           Net
Identity of party involved                   and transaction                  asset          transaction data     gain/(loss)
----------------------------------      -----------------------------       -----------      ----------------     ------------

 Fidelity Advisor                       Growth and Income Fund
                                        25 purchases                         1,301,442           1,301,442
                                        45 sales                             2,593,718           2,437,129          (156,589)